UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BOULDER BRANDS, INC.

(Name of Subject Company (Issuer))

SLOPE ACQUISITION INC.

a wholly owned subsidiary of

PINNACLE FOODS INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class Of Securities)

101405108

(CUSIP Number of Class of Securities)

M. Kelley Maggs, Esq.

Executive Vice President, Secretary and General Counsel

Pinnacle Foods Inc.

399 Jefferson Road

Parsippany, New Jersey 07054

(973) 541-6620

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Robert I. Townsend, III, Esq.

Jonathan L. Davis, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$789,124,226	$79,464.81
(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $11.00 (i.e., the per share tender offer price) by (y) the sum of (a) 63,116,425, the number of shares of common stock issued and outstanding, plus (b) 8,317,141, the number of shares of common stock reserved for issuance upon the exercise and vesting of outstanding options, plus (c) 25,000, the number of shares of common stock reserved for issuance upon the exercise and vesting of outstanding stock appreciation rights, plus (d) 280,000, the number of shares of common stock reserved for issuance upon the vesting and settlement of restricted stock unit awards. The foregoing share figures have been provided by the issuer to the offerors and are as of December 7, 2015, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer of Slope Acquisition Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Pinnacle Foods Inc., a Delaware corporation (“Pinnacle”), to purchase all outstanding shares of common stock, par value $0.0001 per share (each a “Share”), of Boulder Brands, Inc., a Delaware corporation (“Boulder” or the “Company”), at a price of $11.00 per Share, net to the seller in cash, without interest (the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2015 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Purchaser and Pinnacle. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of November 24, 2015 (as it may be amended or supplemented, the “Merger Agreement”), by and among Boulder, Pinnacle and the Purchaser, a copy of which agreement is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Pursuant to General Instruction F to Schedule TO, the information set forth in the Offer to Purchase, including all annexes thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities subject to the Offer is Boulder Brands, Inc., a Delaware corporation. Its principal executive office is located at 1600 Pearl Street – Suite 300, Boulder, Colorado 80302. Boulder’s telephone number is (303) 652-0521.

(b) This Schedule TO relates to Boulder’s shares of common stock, par value $0.0001 per share. According to Boulder, as of the close of business on December 7, 2015, there were (i) 63,116,425 Shares issued and outstanding, (ii) 3,690,662 Shares held by Boulder in its treasury, (iii) an aggregate of 15,450,000 Shares reserved for issuance under the Boulder Brands, Inc. Third Amended and Restated Stock and Awards Plan, Smart Balance, Inc. 2012 Inducement Award Plan and Smart Balance, Inc. Inducement Award Plan, as amended from time to time, or any other plan, program or arrangement providing for the grant of equity-based awards to directors, officers, employees or other service providers of Boulder or any of its subsidiaries (collectively, the “Boulder Brands, Inc. Stock Plans”), of which (A) options were issued pursuant to any Boulder Brands, Inc. Stock Plan that represent the right to acquire Shares which is outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) (whether or not then vested or exercisable) with respect to 8,317,141 Shares, (B) stock appreciation rights were issued pursuant to Boulder Brands, Inc. Stock Plans that represent the right to acquire 25,000 Shares, (C) restricted stock unit awards were issued pursuant to the Boulder Brands, Inc. Stock Plans that represent the right to acquire 280,000 Shares, and (D) no Shares were subject to restricted stock awards, and (iv) no shares of Preferred Stock issued and outstanding.

(c) The information concerning the principal market in which the Shares are traded and certain high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The filing companies of this Schedule TO are (i) Pinnacle Foods Inc., a Delaware corporation and (ii) Slope Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Pinnacle. The Purchaser’s principal executive office is located at c/o Pinnacle Foods Inc., 399 Jefferson Road, Parsippany, New Jersey, 07054, and its telephone number is (973) 541-6620. Pinnacle’s principal executive office is located at 399 Jefferson Road, Parsippany, New Jersey, 07054, and its telephone number is (973) 541-6620. The information regarding Pinnacle and the Purchaser set forth in Schedule I of the Offer to Purchase is incorporated herein by reference.

(b), (c) The information regarding Pinnacle and the Purchaser set forth in Section 9 (“Certain Information Concerning Pinnacle and the Purchaser”) of the Offer to Purchase and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 8 (“Certain Information Concerning Boulder”), Section 9 (“Certain Information Concerning Pinnacle and the Purchaser”), Section 11 (“Background of the Offer; Past Contacts or Negotiations with Boulder”), Section 12 (“The Transaction Agreements”) and Section 13 (“Purpose of the Offer; No Stockholder Approval; Plans for Boulder”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (c)(3)–(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”), Section 6 (“Price Range of Shares; Dividends”), Section 7 (“NASDAQ Listing; Exchange Act Registration; Margin Regulations”), Section 11 (“Background of the Offer; Past Contacts or Negotiations with Boulder”), Section 12 (“The Transaction Agreements”), Section 13 (“Purpose of the Offer; No Stockholder Approval; Plans for Boulder”) and Section 14 (“Dividends and Distributions”) of the Offer to Purchase is incorporated herein by reference.

(c)(2) Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 10 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b) The information set forth in Section 9 (“Certain Information Concerning Pinnacle and the Purchaser”) of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Purchase titled Section 11 (“Background of the Offer; Past Contacts or Negotiations with Boulder”) and Section 17 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

•	the consideration offered consists solely of cash;

•	the Offer is not subject to any financing condition; and

•	the Offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Pinnacle, the Purchaser or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Boulder or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2) The information set forth in Section 12 (“The Transaction Agreements”), Section 13 (“Purpose of the Offer; No Stockholder Approval; Plans for Boulder”), Section 15 (“Conditions of the Offer”) and Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 12 (“The Transaction Agreements”), Section 15 (“Conditions of the Offer”) and Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 (“NASDAQ Listing; Exchange Act Registration; Margin Regulations”) of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(A)	Offer to Purchase, dated December 9, 2015.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.*

(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on December 9, 2015.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Pinnacle on November 24, 2015, originally filed as Exhibit 99.1 to Pinnacle’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 24, 2015, which is incorporated by reference herein.

(a)(5)(B)	Transcript of Conference Call held by Pinnacle on November 24, 2015, originally filed as Exhibit 99.1 to Pinnacle’s Schedule TO-C filed by Pinnacle with the Securities and Exchange Commission on November 24, 2015, which is incorporated by reference herein.

(a)(5)(C)	Press Release issued by Pinnacle on December 9, 2015.*

(b)(1)	Commitment Letter, by and among Pinnacle Foods Finance LLC, Bank of America N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of November 24, 2015.*

(d)(1)	Agreement and Plan of Merger, dated as of November 24, 2015, by and among Pinnacle, the Purchaser and Boulder, originally filed as Exhibit 2.1 to Pinnacle’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 24, 2015, which is incorporated by reference herein.

(d)(2)	Confidentiality Agreement, dated as of August 20, 2015, between Pinnacle and Boulder.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2015

SLOPE ACQUISITION INC.

By:	/s/ M. Kelley Maggs
Name:	M. Kelley Maggs
Title:	Vice President and Secretary

PINNACLE FOODS INC.

By:	/s/ Craig Steeneck
Name:	Craig Steeneck
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 9, 2015.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.*

(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on December 9, 2015.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Pinnacle on November 24, 2015, originally filed as Exhibit 99.1 to Pinnacle’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 24, 2015, which is incorporated by reference herein.

(a)(5)(B)	Transcript of Conference Call held by Pinnacle on November 24, 2015, originally filed as Exhibit 99.1 to Pinnacle’s Schedule TO-C filed by Pinnacle with the Securities and Exchange Commission on November 24, 2015, which is incorporated by reference herein.

(a)(5)(C)	Press Release issued by Pinnacle on December 9, 2015.*

(b)(1)	Commitment Letter, by and among Pinnacle Foods Finance LLC, Bank of America N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of November 24, 2015.*

(d)(1)	Agreement and Plan of Merger, dated as of November 24, 2015, by and among Pinnacle, the Purchaser and Boulder, originally filed as Exhibit 2.1 to Pinnacle’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 24, 2015, which is incorporated by reference herein.

(d)(2)	Confidentiality Agreement, dated as of August 20, 2015, between Pinnacle and Boulder.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.